UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

RCF Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7330C 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G7330C 102

1	NAME OF REPORTING PERSON RCF VII Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,347,500 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,347,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,500 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by RCF VII Sponsor LLC (the “Sponsor”). Resource Capital Fund VII L.P. (“RCF VII”) is the sole managing member of the Sponsor. Resource Capital Associates VII L.P. (“Associates VII”) is the general partner of RCF VII, and RCFM GP L.L.C. (“RCFM GP”) is the general partner of Associates VII.

(2)	The Sponsor owns 5,347,500 Class B Ordinary Shares, par value $0.001 per share (“Class B Ordinary Shares”) of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares par value $0.001 per share (the “Class A Ordinary Shares”) as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260462) (the “Registration Statement”) and have no expiration date.

(3)	Excludes 11,000,000 Class A Ordinary Shares issuable upon the exercise of 11,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. G7330C 102

1	NAME OF REPORTING PERSON Resource Capital Fund VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,347,500 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,347,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,500 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6% (4)
12	TYPE OF REPORTING PERSON PN

(1)	The securities are held directly by the Sponsor. RCF VII is the sole managing member of the Sponsor. Associates VII is the general partner of RCF VII, and RCFM GP is the general partner of Associates VII.

(2)	The Sponsor owns 5,347,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)	Excludes 11,000,000 Class A Ordinary Shares issuable upon the exercise of 11,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. G7330C 102

1	NAME OF REPORTING PERSON Resource Capital Associates VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,347,500 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,347,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,500 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6% (4)
12	TYPE OF REPORTING PERSON PN

(1)	The securities are held directly by the Sponsor. RCF VII is the sole managing member of the Sponsor. Associates VII is the general partner of RCF VII, and RCFM GP is the general partner of Associates VII.

(2)	The Sponsor owns 5,347,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)	Excludes 11,000,000 Class A Ordinary Shares issuable upon the exercise of 11,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. G7330C 102

1	NAME OF REPORTING PERSON RCFM GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,347,500 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,347,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,500 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6% (4)
12	TYPE OF REPORTING PERSON OO, HC

(1)	The securities are held directly by the Sponsor. RCF VII is the sole managing member of the Sponsor. Associates VII is the general partner of RCF VII, and RCFM GP is the general partner of Associates VII.

(2)	The Sponsor owns 5,347,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)	Excludes 11,000,000 Class A Ordinary Shares issuable upon the exercise of 11,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 31, 2021.

Item 1(a). Name of Issuer:

RCF Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1400 Wewatta Street, Suite 850

Denver, Colorado 80202

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

a.	RCF VII Sponsor LLC (the “Sponsor”), a Delaware limited liability company. The principal business of the Sponsor is to sponsor the Issuer.

b.	Resource Capital Fund VII L.P. (“RCF VII”), a Cayman Islands exempt limited partnership. The principal business of RCF VII is investing in securities. RCF VII is the sole managing partner of the Sponsor.

c.	Resource Capital Associates VII L.P. (“Associates VII”), a Cayman Islands exempt limited partnership. Associates VII is the general partner of RCF VII. The principal business of Associates VII is to act as the general partner of RCF VII.

d.	RCFM GP L.L.C. (“RCFM GP”), a Delaware registered limited liability company. RCFM GP is the general partner of Associates VII. The principal business of RCFM GP is to act as the general partner of Associates VII.

The sole members of RCFM GP are Messrs. Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, David J. Halkyard, Mason G. Hills, James T. McClements, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Ms. Sherri A. Croasdale, Ms. Jacqueline A. Murray and Ms. Michele Valenti (collectively, the “Principals”). The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other authorized officers, consisting of Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, Sherri A. Croasdale, David J. Halkyard, Mason G. Hills, Jacqueline A. Murray, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Michele Valenti. The business of RCFM GP is directed by the officers of RCFM GP. The Principals serve as executive officers of RCFM GP.

The business address of each of Messrs. Bertisen, Bhappu, Cranswick, Hills, Parrill and of Ms. Valenti is 1400 Wewatta Street, Suite 850, Denver, Colorado 80202. The business address of Ms. Croasdale is 2 Jericho Plaza, Suite 103, Jericho, NY 11753. The business address of Messrs. Beatty, Corbett, McClements, Rowe and Ms. Murray is 24 Kings Park Road, Level 1, West Perth WA 6005, Australia. The business address of Mr. Bruce is 133 Flinders Lane, Level 1, Melbourne Victoria 3000, Australia. The business address of Mr. Halkyard is 33 St. James Sq., St. James, London, SW1Y 4JS, United Kingdom. The business address of Mr. Valdes is Avda Nueva Costaners 4040, 31 Vitacura, Santiago, Chile.

The principal occupation of Messrs. Beatty, Bertisen, Bhappu, Bruce, Corbett, Cranswick, Halkyard, Hills, McClements, Parrill, Rowe, Valdes and Ms. Croasdale, Ms. Murray and Ms. Valenti is serving as senior executives of the Resource Capital Funds which include RCF VII.

RCF VII and Associates VII are each Cayman Islands exempt limited partnerships.

RCFM GP is a Delaware limited liability company.

Messrs., Bhappu, and Parrill and Ms. Croasdale and Ms. Valenti are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. Bertisen is a citizen of the Netherlands, Messrs. Beatty, Bruce, Corbett, Hills, McClements, Rowe and Ms. Murray are citizens of Australia. Mr. Halkyard is a citizen of the United Kingdom. Mr. Valdes is a citizen of Chile.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

a. The address for the Sponsor is 1400 Wewatta St., Suite 850, Denver, Colorado 80202.

b. The address for RCF VII is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.

c. The address for Associates VII is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.

d. The address for RCFM GP is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G7330C 102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

RCF VII SPONSOR LLC

By: RESOURCE CAPITAL FUND VII L.P.
Managing Member of RCF VII Sponsor LLC

By: RCFM GP L.L.C.
General Partner of Resource Capital Fund VII L.P.

/s/ Mason Hills
Name:	Mason Hills
Title:	General Counsel

RCFM GP L.L.C.

/s/ Mason Hills
Name:	Mason Hills
Title:	General Counsel

RESOURCE CAPITAL ASSOCIATES VII L.P.

By: RCFM GP L.L.C.
General Partner of Resource Capital Associates VII L.P.

/s/ Mason Hills
Name:	Mason Hills
Title:	General Counsel

RESOURCE CAPITAL FUND VII L.P.

By: RESOURCE CAPITAL ASSOCIATES VII L.P.
General Partner of Resource Capital Fund VII L.P.

/s/ Mason Hills
Name:	Mason Hills
Title:	General Counsel

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022, by and among RVF VII Sponsor LLC, RCFM GP L.L.C., Resource Capital Associates VII L.P. and Resource Capital Fund VII L.P.